UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

First Quarter Results 2019

Azul Reports Net Income of R$137.7 Million in 1Q19

São Paulo, May 9th, 2019 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of flights and cities served, announces today its results for the first quarter of 2019 (“1Q19”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS), including the recently adopted IFRS 16 standard.

Financial and Operating Highlights

▪  Operating income was R$335.6 million in 1Q19, representing a margin of 13.2%, even with the 16.3% devaluation of the Brazilian real and the end of the 20% payroll tax relief program.

▪  Net income totaled R$137.7 million compared to a net income of R$172.3 million in 1Q18.

Financial results (R$ million)	1Q19	1Q18	% Δ
Operating revenues	2,542.0	2,191.9	16.0%
Operating income	335.6	373.4	-10.1%
Operating margin	13.2%	17.0%	-3.8 p.p.
EBITDA	724.2	669.6	8.1%
EBITDA margin	28.5%	30.5%	-2.0 p.p.
Net income	137.7	172.3	-20.1%
Net income per PN share (R$) *	0.64	0.63	0.6%
Net income* per ADS (US$) *	0.49	0.57	-14.2%

* Excluding exchange rate gains and losses.

▪  RASK increased 1.8% in 1Q19 on a stage-length adjusted basis, while at the same time capacity increased 16.0%.

▪  CASK increased 4.6% mostly due to the 16.3% depreciation of the Brazilian real and the end of the 20% payroll tax relief in 1Q19. CASK decreased 2.4% controlling for fuel, currency and the payroll tax.

▪  At the end of 1Q19, our total liquidity position was R$4.0 billion, representing 42.4% of the last twelve months’ revenues.

▪  Azul’s operating fleet totaled 125 aircraft at the end of the quarter, including 24 next-generation A320neo aircraft, which represented 34% of total capacity.

▪  TudoAzul ended the quarter with more than 11 million members and recorded a 31% year-over-year increase in gross billings ex-Azul.

▪  Azul Cargo recorded a 41% growth in revenue in 1Q19 compared to 1Q18.

▪  Azul was elected one of the top 10 airlines in the world and received a record of six awards in the 2019 TripAdvisor Travelers’ Choice Awards, including Best Airline in Brazil, Best Airline in Latin America, Best Low Cost Airline in Latin America, Best Economy class in Latin America and Best Business Class in Latin America.

First Quarter Results 2019

Management Comments

I would like to start by thanking our crewmembers for their dedication, passion and hard work during the first quarter. We started the year with a more challenging macroeconomic backdrop compared to 2018, and nevertheless delivered a net income of R$ 137.7 million while running a great operation.

Our operating revenue increased 16.0% to R$2.5 billion, mostly driven by a healthy domestic demand environment, robust ancillary revenues, and an increase of 16.0% in capacity. RASK adjusted for stage length increased 1.8% year over year. As we look at bookings for the next few months, we are very optimistic with our revenue outlook.

We continue to be very confident in our multiyear margin expansion plan and the tremendous potential of our network. Today we fly to 113 cities, and are by far the largest airline in Brazil by number of flights and destinations served. During 1Q19 we added three new destinations to our network and announced the addition of two other destinations in the state of São Paulo in connection with our agreement with the government to reduce fuel taxes from 25% to 12%. We currently offer 230 flights to 58 cities from São Paulo, more than any other airline in Brazil.

During the quarter we received five A320neos while removing four E-jets from our fleet, in line with our fleet plan announced at the beginning of the year. We ended the quarter with 24 next-generation aircraft in operation, representing 34% of total ASKs. As we continue to add more fuel-efficient aircraft to our fleet, we will see a significant reduction in our total unit cost. This quarter, this gain in efficiency was visible in our drop of 2.4% in CASK controlling for fuel, currency and the return of the payroll tax.

I am certain that the combination of our differentiated network and our fleet transformation plan will unlock many opportunities for Azul, allowing us to bring the Azul experience to more and more customers while at the same time expanding margins.

Our business units TudoAzul and Azul Cargo continued to grow at a strong pace, with loyalty gross billings increasing 31% and cargo revenue expanding 41% year over year. We expect this trend to continue as we add larger, next-generation aircraft into our fleet, offering more seats for our loyal members and a larger cargo compartments to accommodate the growing demand for our cargo services.

We ended the quarter with a solid liquidity position of R$4.0 billion, representing 42% of our last twelve months’ revenue, providing valuable protection from adverse conditions outside of our control while supporting our future growth. Our balance sheet is further protected against currency fluctuations through assets such as our security deposits, maintenance reserves, and our TAP convertible bond, which are all priced in foreign currency.

As you know, a big driver of Azul’s success is our continuous focus on customer experience. I am proud to report that once again we were elected one of the top 10 airlines in the world and received a record of six awards in the 2019 TripAdvisor Travelers’ Choice Awards: Best Airline in Brazil, Best Airline in Latin America, Best Low Cost Airline in Latin America, Best Economy class in Latin America and Best Business Class in Latin America. These awards clearly demonstrate that customers see the additional value and benefits of flying Azul. This is a true testament to our 12,000 crewmembers that show incredible dedication in taking care of our customers every single day and every single flight.

We have a proven and resilient business model, and we are just getting started on our multi-year margin expansion plan. We remain committed to our financial guidance, and as we look forward to the remainder of the year, we will continue to focus on running a great operation, executing our plan and increasing our efficiency.

Thank you for your continued support.

John Rodgerson, CEO of Azul S.A.

First Quarter Results 2019

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)	1Q19	1Q18	% Δ

OPERATING REVENUES
Passenger	2,434.4	2,111.8	15.3%
Cargo and other revenues	107.6	80.1	34.3%
Total operating revenues	2,542.0	2,191.9	16.0%

OPERATING EXPENSES
Aircraft fuel	697.4	577.2	20.8%
Salaries, wages and benefits	457.6	333.8	37.1%
Other rent	18.8	8.0	136.0%
Landing fees	168.1	144.9	16.0%
Traffic and customer servicing	108.7	98.1	10.9%
Sales and marketing	91.5	84.4	8.4%
Maintenance materials and repairs	51.3	108.4	-52.7%
Depreciation and amortization	388.6	296.3	31.2%
Other operating expenses	224.4	167.5	33.9%
Total operating expenses	2,206.4	1,818.6	21.3%
Operating income	335.6	373.4	-10.1%
Operating Margin	13.2%	17.0%	-3.8 p.p.

FINANCIAL RESULT
Financial income	18.3	20.2	-9.6%
Financial expenses	(269.1)	(231.1)	16.4%
Derivative financial instruments	126.0	13.5	833.8%
Foreign currency exchange, net	(81.3)	(43.7)	85.9%
Result from related party transactions, net	(52.9)	60.7	n.a.
Income before income taxes	76.7	193.0	-60.3%
Income tax and social contribution	(0.4)	(1.3)	-71.8%
Deferred income tax	61.4	(19.4)	n.a.
Net income	137.7	172.3	-20.1%
Net margin	5.4%	7.9%	-2.4 p.p.

Weighted avg. of PN equivalent shares (million)	339.6	335.8	1.1%
Fully diluted shares	343.6	340.9	0.8%
Basic net income per PN1 share (R$)	0.41	0.51	-21.0%
Diluted net income per PN1 share (R$)	0.40	0.51	-20.7%
Basic net income per ADS (US$)	0.32	0.46	-31.9%
Diluted net income per ADS (US$)	0.31	0.46	-32.6%

1 One ADS equals three preferred shares (PN).

First Quarter Results 2019

Operating Data	1Q19	1Q18	% Δ

ASKs (million)	8,312	7,166	16.0%
Domestic	6,342	5,392	17.6%
International	1,970	1,773	11.1%
RPKs (million)	6,809	5,891	15.6%
Domestic	5,191	4,357	19.1%
International	1,618	1,534	5.5%
Load factor (%)	81.9%	82.2%	-0.3 p.p.
Domestic	81.8%	80.8%	+1.0 p.p.
International	82.1%	86.5%	-4.4 p.p.

Average fare (R$)	382.3	376.1	1.6%
Revenue passengers (thousands)	6,368	5,615	13.4%
Block hours	120,471	105,829	13.8%
Aircraft utilization (hours per day)	11.6	10.9	6.6%
Departures	70,222	64,164	9.4%
Average stage length (km)	1,047	1,010	3.7%
End of period operating aircraft	125	120	4.2%
Fuel consumption (thousands of liters)	286,553	256,221	11.8%
Employees	11,814	11,038	7.0%
End of period employees per aircraft	95	92	2.7%

Yield per passenger kilometer (cents)	35.75	35.85	-0.3%
RASK (cents)	30.58	30.59	0.0%
PRASK (cents)	29.29	29.47	-0.6%
CASK (cents)	26.54	25.38	4.6%
CASK ex-fuel (cents)	18.15	17.32	4.8%
Fuel cost per liter	2.43	2.25	8.0%
Break-even load factor (%)	71.1%	68.2%	+2.9 p.p.

Average exchange rate	3.77	3.24	16.3%
End of period exchange rate	3.90	3.32	17.2%
Inflation (IPCA - LTM)	4.58%	2.68%	+1.9 p.p.
WTI (average per barrel, US$)	54.90	62.89	-12.7%
Heating Oil (US$)	193.53	200.55	-3.5%

Operating Revenue

In 1Q19 Azul recorded an operating revenue of R$2.5 billion, 16.0% higher than the same period last year, due to a 15.3% increase in passenger revenue and a 34.3% increase in other revenue.

Passenger traffic (RPK) rose 15.6% on a capacity growth of 16.0%, leading to a load factor of 81.9%, 0.3 percentage points lower than 1Q18. Other revenue increased 34.3% or R$27.5 million in 1Q19 compared to 1Q18 mainly due to a 41.0% growth in cargo revenue.

First Quarter Results 2019

R$ cents	1Q19	1Q18	% Δ
Operating revenue per ASK
Passenger revenue	29.29	29.47	-0.6%
Cargo and other revenues	1.29	1.12	15.7%
Operating revenue (RASK)	30.58	30.59	0.0%
Operating expenses per ASK
Aircraft fuel	8.39	8.06	4.2%
Salaries, wages and benefits	5.51	4.66	18.2%
Other rent	0.23	0.11	103.4%
Landing fees	2.02	2.02	0.0%
Traffic and customer servicing	1.31	1.37	-4.4%
Sales and marketing	1.10	1.18	-6.5%
Maintenance materials and repairs	0.62	1.51	-59.2%
Depreciation and amortization	4.67	4.13	13.1%
Other operating expenses	2.70	2.34	15.5%
Total operating expenses (CASK)	26.54	25.38	4.6%
Operating income per ASK (RASK - CASK)	4.04	5.21	-22.5%

Operating Expenses

Operating expenses totaled R$2.2 billion, representing an increase of 21.3% over 1Q18. Cost per ASK (CASK) increased 4.6% mainly due to (i) the 16.3% average depreciation of the real, (ii) the implementation of 20% payroll tax effective January 1, 2019, and (iii) the 8.0% increase in fuel price per liter in real, partly offset by the addition of more fuel-efficient aircraft to the fleet. Controlling for fuel, foreign exchange and the payroll tax, CASK decreased 2.4%.

The breakdown of our operating expenses is as follows:

▪  Aircraft fuel increased 20.8% year over year to R$697.4 million mainly due to (i) the 13.8% increase in block hours and (ii) the 8.0% increase in fuel price per liter in real. Because of the higher fuel efficiency of our A320neos, aircraft fuel increased only 4.2% per ASK.

▪  Salaries, wages and benefits increased 37.1% or R$123.8 million year over year mostly due to our growth, as well as the end of the 20% payroll tax relief effective January 2019. Excluding the effect of the payroll tax, salaries per ASK would have decreased 0.7%.

▪  Landing fees increased 16.0% or R$23.2 million in 1Q19 due to the 16.0% increase in ASKs.

▪  Traffic and customer servicing expenses increased 10.9% or R$10.7 million primarily due to the 13.4% increase in the number of passengers in 1Q19 compared to 1Q18. On a per-ASK basis, traffic and customer servicing expenses decreased 4.4%.

▪  Sales and marketing increased 8.4% or R$7.1 million mostly due to the 15.3% increase in passenger revenues leading to an increase in commissions. On a per-ASK basis, sales and marketing decreased 6.5%.

▪  Maintenance materials and repairs decreased 52.7% or R$57.1 million mainly due to a change in accounting treatment for maintenance events, which were previously expensed as incurred and are now recorded under right of use assets – maintenance of leased aircraft. Maintenance materials and repairs per ASK decreased 59.2%.

▪  Depreciation and amortization increased 31.2% or R$92.3 million due to an increase in maintenance events that are capitalized and the addition of 11 A320neos to our fleet over the last twelve months. On a per-ASK basis, depreciation and amortization increased 13.1%.

First Quarter Results 2019

▪  Other operating expenses increased 33.9% mainly due to (i) an increase in training expenses and (ii) higher IT expenses due to the depreciation of the Brazilian real, which impacted booking fees priced in US dollars. On a per-ASK basis, other operating expenses increased 15.5%.

Non-Operating Results

Net financial results (R$ million)	1Q19	1Q18	% Δ

Financial income	18.3	20.2	-9.6%
Financial expenses	(269.1)	(231.1)	16.4%
Derivative financial instruments	126.0	13.5	833.8%
Foreign currency exchange, net	(81.3)	(43.7)	85.9%
Net financial results	(206.1)	(241.1)	-14.5%

Financial income decreased 9.6% or R$1.9 million, due to a reduction in the Brazilian risk-free rate from an average of 6.6% in 1Q18 to an average of 6.4% in 1Q19.

Financial expenses increased 16.4% to R$269.1 million as a result of the 16.3% average depreciation of the real and an increase in total debt due to the addition of 11 A320neos to our fleet.

Derivative financial instruments resulted in a gain of R$126.0 million in 1Q19 mostly due to R$ 132.7 million in unrealized fuel hedge gains recorded at the end of the quarter. As of March 31th, 2019, Azul had locked in fuel contracts for approximately 30% for the next twelve months’ consumption through derivative financial instruments and fixed priced agreements with its main fuel supplier.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$81.3 million, mainly due to the 0.6% depreciation of the real from December 31, 2018 to March 31, 2019, resulting in an increase in debt denominated in foreign currency.

Results from related parties transactions, net. In 1Q19, we recorded a loss of R$52.9 million mainly due to a decrease in fair value of our participation in TAP.

Liquidity and Financing

Azul closed the quarter with R$4.0 billion in cash, cash equivalents, short-term and long-term investments, and receivables, 15.7% above the R$3.4 billion recorded in 1Q18, representing 42.4% of its last twelve months’ revenue.

Liquidity (R$ million)	1Q19	1Q18	% Δ
Cash[1]	2,632.2	2,277.0	15.6%
Accounts receivable	1,352.1	1,166.1	15.9%
Total Liquidity	3,984.3	3,443.1	15.7%
Liquidity as % of LTM adjusted revenues	42.4%	43.0%	-0.6 p.p.

1Includes cash and cash equivalents and short-term and long-term investments.

Compared to 1Q18, total debt considering currency hedges increased R$2.1 billion to R$12.2 billion, due to (i) the delivery of 11 new A320neos under operating leases over the last twelve months, (ii) the issuance of a R$295.9 million loan from a credit facility with Overseas Private Investment Corporation (OPIC) to finance engine maintenance of our Embraer fleet, and (iii) the issuance of debentures in 2018. As a result, Azul’s leverage ratio measured as net debt to EBITDA reached 3.4x.

As of March 31, 2019, Azul’s average debt maturity excluding lease liabilities was 4.1 years and the average interest for local and dollar-denominated obligations was 6.8% and 6.0%, respectively. In addition, considering currency swap agreements, 100% of the Company’s non-aircraft debt was denominated in Brazilian reais at the end of the quarter.

First Quarter Results 2019

Loans and financing (R$ million) [1]	1Q19	1Q18	% Δ

Aircraft and other lease liabilities	9,421.4	7,584.5	24.2%
Other aircraft liabilities	584.7	538.8	8.5%
Loans and financing	2,209.0	1,981.3	11.5%
% of non-aircraft debt in local currency	100.0%	99.2%	+0.8 p.p.
Gross debt	12,215.1	10,104.6	20.9%
Short term	1,457.1	1,458.7	-0.1%
Long term	10,758.0	8,645.9	24.4%

1 Considers the effect of currency hedges on debt.

Key financial ratios (R$ million)	1Q19	1Q18	% Δ

Cash[2]	2,632.2	2,277.0	15.6%
Gross debt	12,215.1	10,104.6	20.9%
Net debt	9,582.8	7,827.6	22.4%
Net debt / EBITDA (LTM)	3.4	3.2	5.9%

2Includes cash and cash equivalents and short-term and long-term investments.

Debt Maturity3 1Q19

 (R$ million)

3 Adjusted for currency swaps and hedge accounting. Excludes operating and finance leases.

First Quarter Results 2019

Fleet and Capital Expenditures

As of March 31, 2019, Azul had a total operating fleet of 125 aircraft and a contractual fleet of 147 aircraft, with an average age of 5.8 years. The 22 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP, two ATRs and four Embraer E-Jets that were in the process of exiting the fleet, and one A320neo that was in the process of entering our fleet.

Total Contractual Fleet

Aircraft	Number of seats	1Q19	1Q18	% ∆
A330	242-271	7	7	0.0%
A320neo	174	25	14	78.6%
E-Jets	106-118	72	78	-7.7%
ATRs	70	41	47	-12.8%
B737 Freighter	-	2	-	n.a.
Total[1]		147	146	0.7%
Aircraft under operating leases		127	120	5.8%

1 Includes aircraft subleased to TAP.

Total Operating Fleet

Aircraft	Number of seats	1Q19	1Q18	% ∆
A330	242-271	7	7	0.0%
A320neo	174	24	14	71.4%
E-Jets	106-118	59	66	-10.6%
ATRs	70	33	33	0.0%
B737 Freighter	-	2	-	n.a.
Total		125	120	4.2%

Capex

Capital expenditures totaled R$401.7 million in 1Q19 mostly due to the capitalization of engine overhaul events and the acquisition of spare parts.

(R$ million)	1Q19	1Q18	% Δ
Aircraft related	158.4	210.4	-24.7%
Maintenance and checks	183.6	35.8	412.3%
Pre-delivery payments	16.4	-	n.a.
Other	43.3	17.2	151.8%
Acquisition of property and equipment	401.7	263.4	52.5%

First Quarter Results 2019

Recent Developments

On May 6th Azul was included in the Ibovespa index. The Ibovespa is the main performance indicator of the Brazilian stock market and is composed of companies that represent on average 80% of the average daily traded volume over a period of twelve months. The index currently includes 63 companies and Azul is the 37th company on the list.

First Quarter Results 2019

Conference Call Details

Thursday, May 9th, 2019

11h00 am (EST) | noon (Brasília time)

USA: +1 412 717 9627

Brazil: +55 11 3193 1001 or +55 11 2820 4001

Code: AZUL

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193 1012 or +55 11 2820 4012

Code: 6237454#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 820 daily flights to 113 destinations. With an operating fleet of 125 aircraft and more than 11,000 crewmembers, the Company has a network of 223 non-stop routes as of March 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

First Quarter Results 2019

Balance Sheet

(R$ million)	March 31, 2019	March 31, 2018
Assets	16,742.1	14,180.4
Current assets	3,585.7	3,146.7
Cash and cash equivalents	908.4	738.9
Short-term investments	396.8	627.7
Restricted investments	-	3.9
Trade and other receivables	1,352.1	1,166.1
Finance lease receivables	65.2	68.0
Inventories	224.9	175.1
Taxes recoverable	303.6	108.5
Derivative financial instruments	64.5	12.5
Prepaid expenses	152.6	79.8
Other current assets	117.6	166.0
Non-current assets	13,156.3	11,033.7
Related parties	-	9.9
Long-term investments	1,327.0	906.4
Finance lease receivables	272.0	286.3
Security deposits and maintenance reserves	1,540.7	1,329.7
Derivative financial instruments	541.9	430.3
Prepaid expenses	9.4	9.3
Other non-current assets	421.5	166.7
Right of use assets - leased aircraft and other assets	5,280.8	4,550.1
Right of use assets - maintenance of leased aircraft	756.9	364.7
Property and equipment	1,978.7	2,019.6
Intangible assets	1,027.3	960.7
Liabilities and equity	16,742.1	14,180.4
Current liabilities	5,193.4	4,294.3
Loans and financing	155.7	439.8
Current maturities of lease liabilities	1,301.3	1,018.9
Accounts payable	1,195.7	1,048.3
Accounts payable - forfaiting	215.5	-
Air traffic liability	1,687.8	1,271.5
Salaries, wages and benefits	309.8	250.4
Insurance premiums payable	19.3	19.5
Taxes payable	30.1	29.9
Federal tax installment payment program	9.7	9.7
Derivative financial instruments	56.3	46.1
Other current liabilities	212.2	160.1
Non-current liabilities	12,020.5	9,653.2
Loans and financing	2,882.4	2,080.2
Long-term obligations under lease liabilities	8,120.1	6,565.6
Derivative financial instruments	269.9	384.4
Deferred income taxes	254.2	142.1
Federal tax installment payment program	93.3	103.0
Provision for tax, civil and labor risk	84.0	77.3
Other non-current liabilities	316.6	300.4
Equity	(471.9)	232.9
Issued capital	2,214.8	2,182.5
Capital reserve	1,920.2	1,895.4
Treasury shares	(10.6)	(4.1)
Accumulated other comprehensive income (loss)	(176.7)	(14.2)
Accumulated losses	(4,419.7)	(3,826.8)

First Quarter Results 2019

Cash Flow Statement

(R$ million)	1Q19	1Q18	% Δ

Cash flows from operating activities
Income for the period	137.7	172.3	-20.1%
Total non-cash adjustments	596.1	486.5	22.5%
Total working capital adjustments	(323.0)	(396.5)	-18.5%
Net cash flows provided by operations	410.7	262.2	56.6%
Interest paid	(194.9)	(165.9)	17.5%
Net cash provided by operating activities	215.8	96.3	124.1%

Cash flows from investing activities
Short-term investment	122.9	416.4	-70.5%
Long-term investment	(96.2)	-	n.a.
Restricted investments	-	5.1	n.a.
Cash received on sale of property and equipment	-	45.7	n.a.
Acquisition of intangible	(23.8)	(10.9)	118.9%
Acquisition of property and equipment	(401.7)	(263.4)	52.5%
Net cash (used) provided by investing activities	(398.7)	192.8	n.a.

Cash flows from financing activities
Loans
Proceeds	292.0	-	n.a.
Repayment	(33.6)	(59.4)	-43.5%
Debentures
Proceeds	-	-	n.a.
Repayment	(40.1)	(40.1)	0.1%
Repayment lease debt	(312.5)	(223.2)	n.a.
Capital increase	4.1	8.0	-48.5%
Treasury shares	-	(1.3)	n.a.
Sales and leaseback	14.9	-	n.a.
Net cash (used) provided by financing activities	(75.2)	(316.0)	-76.2%

Exchange gain and (losses) on cash and cash equivalents	(2.7)	3.5	n.a.

Increase (decrease) in cash and cash equivalents	(260.7)	(23.4)	1,015.3%

Cash and cash equivalents at the beginning of the period	1,169.1	762.3	53.4%
Cash and cash equivalents at the end of the period	908.4	738.9	22.9%

First Quarter Results 2019

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

First Quarter Results 2019

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 9, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer